UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MACY’S, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55616P104
(CUSIP Number)

c/o Jan Bilek

Marek Spurny

Parizska 26

Prague 110 00

Czech Republic

Tel: (+420) 232-005-200

With copies to:

Colin Diamond
Chang-Do Gong

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55616P104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vesa Equity Investment S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
2,064,557

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
2,064,557

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,064,557

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	This percentage is calculated based on 309,645,426 shares of common stock of the Issuer outstanding as of February 29, 2020, as set forth in the Issuer’s annual report on Form 10-K filed with the SEC on March 30, 2020.

CUSIP No. 55616P104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EP Investment S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
2,064,557*

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
2,064,557*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,064,557*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Consists of 2,064,557 shares of common stock of the Issuer held of record by Vesa Equity Investment S.à r.l. See Item 2 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the common stock.

**	This percentage is calculated based on 309,645,426 shares of common stock of the Issuer outstanding as of February 29, 2020, as set forth in the Issuer’s annual report on Form 10-K filed with the SEC on March 30, 2020.

CUSIP No. 55616P104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Křetínský

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
2,064,557*

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
2,064,557*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,064,557*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Consists of 2,064,557 shares of common stock of the Issuer held of record by Vesa Equity Investment S.à r.l. See Item 2 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the common stock.

**	This percentage is calculated based on 309,645,426 shares of common stock of the Issuer outstanding as of February 29, 2020, as set forth in the Issuer’s annual report on Form 10-K filed with the SEC on March 30, 2020.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 1 to the Schedule 13D amends and supplements certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2020 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Macy’s, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). This Amendment No. 1 is being filed to report dispositions in open market transactions of beneficial ownership of shares of Common Stock in an amount equal to one percent or more of the Issuer’s outstanding Common Stock since the Reporting Persons filed the initial Schedule 13D on May 11, 2020. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) Aggregate number and percentage of securities

Vesa Equity is the owner of record of 2,064,557 shares of Common Stock, or 0.7% of the issued and outstanding Common Stock. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Common Stock held by Vesa Equity. Each of the Reporting Persons disclaims beneficial ownership in all shares of Common Stock reported herein, except to the extent of its respective pecuniary interest therein.

See also rows 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons. The ownership percentages reported in this Schedule 13D are based on 309,645,426 shares of Common Stock outstanding of the Issuer, as of February 29, 2020, as set forth in the Issuer’s annual report on Form 10-K filed with the SEC on March 30, 2020.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

(c) Transactions within the past 60 days

Except as disclosed in this Amendment No. 1 and the Schedule 13D filed on May 11, 2020, the Reporting Persons have not effected and, to the Reporting Persons’ knowledge, none of the Covered Persons have effected any transactions in the Common Stock during the past 60 days.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e) Date ceased to be a 5% owner

On June 5, 2020, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2020

VESA EQUITY INVESTMENT S.À R.L.

/s/ Marek Spurny
By:	Marek Spurny
Title:	Authorized Signatory

/s/ Pascal Leclerc
By:	Pascal Leclerc
Title:	Authorized Signatory

EP INVESTMENT S.À R.L.

/s/ Marek Spurny
By:	Marek Spurny
Title:	Authorized Signatory

/s/ Pascal Leclerc
By:	Pascal Leclerc
Title:	Authorized Signatory

DANIEL KŘETÍNSKÝ

/s/ Daniel Kretinsky
By:	Daniel Kretinsky